FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2007
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Audit Report Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	March 20, 2007	By:	/s/ Won Seon Kim
			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Audit Report Release

1. External Auditor's Opinion and Condensed Financial Statements	Current Fiscal Year	Previous Fiscal Year
a. Auditor's Opinion	Unqualified	Unqualified
- included in uncertain group of going concern company	No	No
b. Condensed Financial Statements (KRW)
- Total Assets	164,878,381,904	191,677,749,935
- Total Liabilities	12,909,937,381	12,725,691,100
- Capital	6,486,000,000	6,485,000,000
- Total Shareholders' Equity	151,968,444,523	178,952,058,835
- Sales	21,950,096,648	29,014,788,974
- Operating Income	-30,115,407,780	-18,002,530,315
- Ordinary Income	-30,114,893,671	-16,444,184,274
- Net Income	-31,518,645,653	-13,205,448,620
❖ Impaired capital rate(%) = 〔(capital-equity capital)/capital〕×100	-	-
❖ (ordinary loss/ equity capital)×100(%)	19.82	9.19
2. Name of External Auditor	Samil PricewaterhouseCoopers
3. Date Audit Report Received	03/20/2007
4. Other	Audit report presented to our company by our independent auditors is subject to the approval from our Annual General Meeting of Shareholders, and may be changed during the process.
	❖ Relevant Disclosure	02/13/2007 : 30% or More Change in Sales or Profit/Loss